December 31, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

Re:	SciSparc Ltd.
Registration Statement on Form F-4
Filed on September 26, 2024
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 23, 2024 (the “Comment Letter”), with respect to the Registration Statement on Form F-4 filed with the Commission by the Company on September 26, 2024 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 1 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Registration Statement on Form F-4

Cover Page

1.	We note that SciSparc’s ordinary shares are currently listed on Nasdaq. Please revise to disclose its market price as of the latest practicable date. Refer to Item 501(b)(3) of Regulation S-K and Instruction 2 thereto.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amended Filing to include the market price of SciSparc’s ordinary shares as of December 30, 2024, the latest practicable date.

Questions and Answers About the Special Meeting and the Merger, page ii

2.	Please add separate Question and Answers that address the following:

●	The interests of officers and directors in the merger. Specifically, please address the fact that Mr. Amitay Weiss, SciSparc’s chairman of the board of directors is the chairman of the board of directors of AutoMax. Please update each company’s “Reasons for the Merger” to address whether the Board of each company considered this conflict in recommending the transaction and update your risk factor disclosure as well.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page vi, adding a separate question and answer, pages 5 and 100 updating the “Reasons for the Merger” and page 14 of the “Risk Factors” adding a separate disclosure as well, in the Amended Filing with information regarding the interests of officers and directors in the merger, specifically of Mr. Amitay Weiss.

●	The one-time bonus to SciSparc’s directors and officers to include quantification and the reasons for such bonus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page vi, adding a separate question and answer regarding the one-time bonus, to SciSparc’s chief executive officer, chairman and president.

●	The AutoMax Shareholder Support Agreement, covering approximately 55.56% of the vote of AutoMax shareholders, and the related implications on the vote.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iv of the Amended Filing to include a question and answer on the implications of the AutoMax Shareholder Support Agreement on the vote on the Merger.

●	That no fairness opinion was obtained in connection with the SciSparc board’s decision to approve the Merger or in connection with the Merger and add related risk factor disclosure as well.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page v of the Amended Filing to include a question and answer on the fact that no fairness opinion was obtained and has revised page 15 of the Amended Filing to include a related risk factor as well.

●	The post-closing financing agreed to by each of the companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page v of the Amended Filing to include a question and answer on the post-closing financing. The Company respectfully notes that no post-closing financing will occur and refers to the Company’s Report on Form 6-K, furnished on September 11, 2024.

●	The anticipated business of the combined company post-closing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iii of the Amended Filing to include a question and answer on the anticipated business of the combined company.

What will AutoMax shareholders receive in the Merger?, page iv

3.

Please revise this Question and Answer to fully describe the consideration to be received, including a description of the Exchange Ratio and examples of the associated dollar value using SciSparc’s current trading price as one of the examples.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iv of the Amended Filing to describe the consideration to be received by AutoMax shareholders, including a description of the Exchange Ratio and an example of the associated dollar value using SciSparc’s outstanding shares and share price as of December 30, 2024, the latest practicable date.

Summary, page 1

4.	Please revise to provide a structure chart showing the companies and their subsidiaries and entities in which they hold controlling interests, both before and after the Merger. To the extent any related-parties own any minority interests in the various operating subsidiaries, please disclose by footnote or otherwise so investors can clearly understand the ownership of the combined company and its operating subsidiaries.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 4 of the Amended Filing to include the requested chart. The Company notes that no related parties own any minority interest in the operating subsidiaries.

Interests of the SciSparc and AutoMax Directors and Executive Officers in the Merger ..., page 8

5.	Please revise to disclose here and on page 102 that Mr. Amitay Weiss, SciSparc’s chairman of the board of directors is the chairman of the board of directors of AutoMax, as you do on page 197. Please also quantify and disclose the one-time bonuses to be paid in connection with the Merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 8 and 109 of the Amended Filing to include similar disclosure regarding Amitay Weiss’ role as chairman of the boards of directors of SciSparc and AutoMax. The Company has revised pages 8 and 109 of the Amended Filing to disclose the one-time cash bonus to SciSparc’s chief executive officer, chairman and president.

Risk Factors, page 11

6.	Please limit your summary risk factors to two pages. Refer to Item 105 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 11 and 12 of the Amended Filing in order to limit the summary risk factors to two pages.

7.	We note your statement that “Dalhom AutoMax’s obligations under such direct importer agreement are conditional on receiving the required regulatory approvals from the Ministry of Transportation for the import of vehicles manufacturer by Al Damani to Israel, which have not yet been granted as of the date of this proxy statement/prospectus.” Please add risk factor disclosure explaining the relevant risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 77 of the Amended Filing to include a risk factor regarding certain agreements being conditioned upon receiving regulatory approvals.

Some SciSparc and AutoMax officers and directors have interests in the Merger that are different from yours ..., page 14

8.	Please revise this risk factor to acknowledge the fact that Mr. Amitay Weiss, SciSparc’s chairman of the board of directors is the chairman of the board of directors of AutoMax and acknowledge the Automax Shareholder Support Agreement, covering approximately 55.56% of the vote.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 14 of the Amended Filing to acknowledge Mr. Amitay’s Weiss dual role as the chairman of the board of directors of both companies, and to acknowledge the AutoMax Shareholder Support Agreement. The Company respectfully notes that the AutoMax Shareholder Support Agreement covers AutoMax shares held by certain AutoMax shareholders, and not SciSparc shares.

SciSparc cannot assure you that its ordinary shares will remain listed ..., page 58

9.	Please revise this risk factor to include the current trading price of your common stock and include the date by which you must regain compliance for the minimum bid price to meet Nasdaq’s requirements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 58 of the Amended Filing to include the current trading price of its ordinary shares and the date by which the Company must regain compliance for the minimum bid price to meet Nasdaq’s requirements.

Risks Related to the Combined Company, page 82

10.	Please add a risk factor that addresses the management and board expertise required to operate and oversee the combined company, which will have business lines in the pharmaceuticals and motor vehicle industries. Please disclose any reliance on specific members on management or the board.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 82 of the Amended Filing to include a risk factor relating to the board expertise required to operate and oversee the combined company.

Comparative Per Share Data, page 85

11.	Your historical weighted average loss per share (basic and diluted) for AutoMax is inconsistent with the amount disclosed on page 204. Please revise to reconcile the difference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 85 of the Amended Filing to conform with page 216 of the Amended Filing.

SciSparc’s Historical Background of the Merger, page 93

12.	Please revise to discuss in greater detail the negotiations and material terms included within the non-binding letter of intents with AutoMax (drafts and final). Additionally, please discuss in greater detail the negotiations regarding these material terms and how such terms evolved from August 30, 2023 until the signing of the Merger Agreement on April 10, 2024. Please include enough information so that investors can clearly understand the negotiations of the material terms of this business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 93-96 of the Amended Filing to describe the negotiations and material terms included within the non-binding letter of intent with AutoMax, and the development of material terms throughout the negotiations.

13.	We note your statement that on February 23, 2023, SciSparc’s board of directors held a meeting in which an external consultant presented market research conducted on the motor vehicles market in Israel and presented on AutoMax. Please name the external consultant and state whether there was any connection to AutoMax or Mr. Amitay Weiss. Disclose whether the external consultant presented on any other motor vehicle companies in Israel. Please revise to state how AutoMax and SciSparc were first introduced to each other. Additionally, we note that “[o]n June 22, 2023, SciSparc’s board of directors held a meeting in which it approved an investment in the aggregate amount of NIS 4 million (approximately $1.1 million) in AutoMax.” Please state whether Mr. Amitay Weiss recused himself from such decision, or if not, why not. Please also advise with respect to the Bridge Loan financing decision on January 19, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 94 and 209 to disclose the name of the external consultant, page 94 to disclose the connection of the external consultant to AutoMax and Mr. Amitay Weiss, and page 94 to include a discussion of the presentation provided by the external consultant. The Company also revised page 94 to include a description of how AutoMax and SciSparc were first introduced to each other. Lastly, the Company has revised pages 94 and 95 to disclose that Mr. Amitay Weiss recused himself from decisions relating to the Merger and the Bridge Loan financing.

14.	Please discuss how the companies determined the amount of Merger Consideration to be issued, in light of the $44.8 million valuation of Automax.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 109 of the Amended Filing to provide a discussion of the determination of amount of Merger Consideration.

Valuation Report of E.D.B. Consulting Investments Ltd., page 100

15.	Please revise your summary of the report from E.D.B. to include a more detailed description of the procedures, the findings and recommendations, and the bases for and methods of arriving at such findings and recommendations. Please also include any instructions received from, or any limitations imposed by AutoMax or any affiliate. Refer to Item 1015(b) of Regulation S-K. Disclose whether E.D.B. was retained to provide any additional services, the related fees, and whether those fees are conditioned upon the completion of the transaction. Additionally, please revise this section or add a new section to include the Projections that you received from AutoMax management and a more detailed summary and description of the Multiplier Methodology and Discounted Cash Flow Methodology, along with your bases and assumptions underlying each.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 102 and 105-109 of the Amended Filing to include a description of E.D.B.’s procedures, the findings and recommendations, and the bases for and methods of arriving at such findings. The Company revised page 102 of the Amended Filing and notes that no instructions or limitations were imposed by AutoMax or any affiliate. The Company revised page 102 of the Amended Filing to disclose whether E.D.B. was retained to provide any additional services and if there were any related fees or fees conditioned upon the completion of the transaction. The Company revised pages 103-109 of the Amended Filing to include a section regarding the Projections, a description of the Multiplier Methodology and Discounted Cash Flow Methodology, along with E.D.B.’s bases and assumptions underlying each methodology.

16.	We note that E.D.B. determined that based on the multiplier methodology, the enterprise valuation of AutoMax is $21.7 million and based on the DCF methodology, the enterprise valuation is $44.8 million. Given these two values, please elaborate on how E.D.B. determined that AutoMax’s valuation is $44.8 million.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 107 of the Amended Filing to elaborate on E.D.B.’s determination of AutoMax’s valuation.

Material U.S. Federal Income Tax Considerations to U.S. Holders, page 107

17.	Please provide a tax opinion covering the material federal tax consequences to investors regarding the Merger and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e whether the Merger qualifies as an A Reorganization. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19. Additionally, it appears that an Israeli tax opinion covering the material foreign tax consequences disclosed in the “Certain Material Israeli Income Tax Consequences of the Merger” section is required. Refer to Footnote 40 of Staff Legal Bulletin No. 19. Please provide the Israeli tax opinion and revise the disclosure in the referenced section as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and notes the Staff’s request to provide a tax opinion covering material federal tax consequences. The Company respectfully explains that the proposed transaction is not susceptible to a tax opinion concluding that it qualifies for tax-free treatment, as no such representation as to tax consequences has been made. Consistent with the requirements set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, the Company respectfully submits that, because the disclosure does not contain a representation that the Merger will be tax-free (and discusses the consequences to holders in the alternative), the requirements with respect to a tax opinion (either in the long-form or the short-form) do not apply to the filing of the Registration Statement. Regarding the Staff’s request to include an Israeli tax opinion, the Company respectfully submits that Bulletin 19 requires an opinion on tax matters where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Bulletin 19 states that examples of transactions involving material tax consequences are those “offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.” Based on the Company’s current disclosure, the Company believes that in this case, the implication of Israeli tax consequences as a result of the Merger are not either unusual or complex to shareholders, given that as a result of the Merger, holders of AutoMax shares will be treated under Israeli tax laws as having sold their AutoMax shares in the Merger, and capital gains tax will be imposed on such disposition. Such capital gains tax applies to other forms of disposition of shares by Israeli residents or by non-Israeli residents on assets which are located in Israel, or shares or a right to a share in an Israeli resident corporation, or represent, directly or indirectly, rights to assets located in Israel. An ordinary investor would not require the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision regarding the disposition of shares which is subject to capital gains tax, and similarly, it is the Company’s view that an ordinary investor would not require such opinion in relation to the Merger, which is taxed similarly. Based on the foregoing and the absence of any unusual or complex consequences under Israeli law, the Company believes that a tax opinion is not required.

AutoMax Business, page 168

18.	We note that the AutoMax Transaction section on page 198 details a number of material agreements and arrangements which are not discussed in this section. Please revise this section to discuss any material import or distribution agreement or arrangement. Additionally, we note that you have entered into a number of founder agreements related to certain branch offices. Please revise to discuss these agreements. In both cases, please include enough information so that investors can fully understand the current status of your business and operations especially if other parties or entities have rights to the AutoMax’s revenue stream.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 175-176 of the Amended Filing to address material import and distribution agreements, and founder agreements.

19.	Please revise to include a description of the marketing channels used by AutoMax, including an explanation of any special sales methods, such as installment sales. Refer to Form F-4 and Form 20-F, Part I, Item 4.B.5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 176 of the Amended Filing to describe the marketing channels used by AutoMax.

20.	Please revise to disclose AutoMax’s position as a direct importer of Chinese cars and Temsa buses, as discussed at the top of page 102. Please disclose whether this is related to any business strategies to enter the direct importer market, as compared to AutoMax’s current position as a parallel importer. Please include a summary of the agreement with the Chinese company and the joint venture with Dalhom Motors Ltd. and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 213 of the Amended Filing to discuss and summarize AutoMax’s agreements with Temsa and JAC, relating to the import of buses and Chinese vehicles. The Company has filed redacted copies of AutoMax’s agreements with Temsa and JAC, as Exhibits 10.6 and 10.7 to the Amended Filing, in accordance with Item 601(b)(10)(iv), as the information is not material and is the type of information that the Company customarily and actually treats as private and confidential, such as personal I.D. numbers and contact information. Pursuant to such redactions, the Company has included a footnote on page II-3 of the Amended Filing for Exhibit 10.6 and 10.7 to indicate that portions of the exhibits have been omitted.

21.	Please revise to include a description of AutoMax’s credit lines from each of the four banking corporations, as described in the risk factor on page 69. Include a summary of the material terms of each, including any provisions that may be relevant in a change of control scenario and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 179 of the Amended Filing to include a description of AutoMax’s credit lines from each of the four banking corporations, including a summary of material terms and provisions that may be relevant in a change of control scenario.

The Company respectfully advises the Staff that it believes that its current contracts with the four banking corporations are not required to be filed in accordance with Item 601(b)(10) of Regulation S-K. Companies in the industry of vehicle import and sale often enter into on-call revolving credit lines with their banks. The Company does not believe these agreements are required to be filed as they were entered into in the ordinary course of business and to be an agreement that ordinarily accompany the kind of business conducted by AutoMax, within the meaning of Item 601(b)(10) of Regulation S-K. Further, the Company notes that the credit lines were provided to AutoMax as part of the account opening documents with each banking corporation, and, in light of the fulsome disclosure provided, the filing of the agreements underlying these credit lines would not provide investors with any additional material information. Further, due to the fact that certain bank documents are amended regularly and contain specific terms and amendments, the Company respectfully advises the Staff that the filing of the agreements underlying these credit lines may lead to investor confusion with respect to the terms and provisions that are applicable to AutoMax.

22.	Please revise to include a description of the material terms of the credit lines that AutoMax issues to its customers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 76 of the Amended Filing to note that only corporate customers may be extended credit in order to facilitate the purchase of vehicles. The Company respectfully notes that such credit is given infrequently, and in immaterial sums to AutoMax.

Industry Overview, page 168

23.	Clarify whether you commissioned the Automotive Industry Review from February 2024 by Dun & Bradstreet. If so, please state as much and file a consent as an exhibit. Refer to Rule 436 of the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 178 of the Amended Filing to note that the Dun & Bradstreet report can be found online and is available to the general public.1 The Company respectfully notes that this report was not commissioned by AutoMax, and as such no consent is required under Rule 426 of the Securities Act.

[1]	Please see: https://dbisrael.co.il/%D7%AA%D7%9E%D7%95%D7%A0%D7%AA-%D7%9E%D7%A6%D7%91-%D7%A2%D7%A0%D7%A3-%D7%94%D7%A8%D7%9B%D7%91-%D7%A4%D7%91%D7%A8%D7%95%D7%90%D7%A8-2024/

24.	We note your statement that “[t]he number of parallel importers remains relatively low in Israel, reducing AutoMax’s competition in this category. The high profit margins characterized by vehicles sold by direct importers allow AutoMax to sell its imported vehicles at competitive prices, thus gaining consumer preference.” However, we also note your statement that “there are several dozen parallel importers who are collectively responsible for approximately 3% of the imports” as compared to the 20 direct importers and 5 leasing companies. Please clarify how you determined that the number of parallel importers in Israel is relatively low.

Response: The Company respectfully acknowledges the Staff’s comment and explains that according to data retrieved from the Israeli Ministry of Transportation’s website, during the years 2019 to 2024, a small number of parallel importers were responsible for approximately 75% of the total parallel import to Israel. The Company has revised pages 178 and 180 of the Amended Filing to clarify this.

25.	We note your statement that “AutoMax is currently the leading and largest company in the indirect sectors in terms of product licenses, volume of vehicle imports and sales.” Please provide a source for such statement or revise to clarify that this is management’s belief.

Response: The Company respectfully acknowledges the Staff’s comment and explains that the statement “AutoMax is currently the leading and largest company in the indirect sectors in terms of product licenses, volume of vehicle imports and sales” is based on data retrieved from the Israeli Ministry of Transportation’s website, which demonstrate that AutoMax was responsible for 39.33% of the parallel imports during the years 2019-2024, while the second larger importer was responsible for 19.56% of the parallel imports. Upon request, the Company will provide a copy of the data to the SEC.

Governmental Regulations, page 172

26.	Please revise to include a description of the material effects of government regulations on the company’s business, identifying the regulatory body. Please refer to Form F-4 and Form 20-F, Item 4.B.8.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 181-185 of the Amended Filing to include a description of the material effects of government regulations on AutoMax’s business, while identifying the regulatory bodies which AutoMax is subject to.

SciSparc Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 173

27.	Please expand your disclosure to provide a discussion of the changes in results of operations, financial condition, and cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021. Refer to Item 14(g) of Form F-4 and Item 5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and refers to Instruction No. 6 to Item 5 of Form 20-F, which allows for the discussion of the earliest of the three years to be omitted if such discussion was already included in any other of the registrant’s prior filings on EDGAR that required disclosure in compliance with Item 5 of Form 20–F. The Company has revised page 186 of the Amended Filing to include a reference where the discussion and analysis for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found.

Unaudited Pro Forma Condensed Combined Financial Information, page 202

28.	We note your disclosure on page 88 regarding the issuance of SciSparc ordinary shares and the pre-funded warrants as merger consideration at the effective time of the merger to the shareholders of AutoMax as well as a one-time bonus to the SciSparc directors and officers. Please tell us how you have given effect to these transactions in your pro forma financial statements in accordance with Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and explains that the pre-funded warrants to be issued as merger consideration at the effective time of the Merger is treated as ordinary shares in the pro forma financial statements, since the Company cannot currently estimate how many pre-funded shares will be issued. The Company has revised Note 3 on page 221 of the Amended Filing to include a disclosure in the notes of the unaudited pro forma condensed financial information regarding the treatment of pre-funded warrants. The Company respectfully notes further that because the one-time cash bonus has not yet been approved by the Company’s board of directors, it is not reflected in the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 203

29.	You state on page 91 that AutoMax warrants, options and certain convertible rights shall be cancelled immediately prior to the effective of the merger for no consideration, as a result of the merger. Please tell us how you have reflected the cancellation of the AutoMax warrants, options and convertible rights in your pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and explains that the pro forma adjustments are reflected by the cancellation of reserve from share-based payment transactions in AutoMax against increase in share capital and premium in the amount of $5,346 and the cancellation of warrants in AutoMax against increase in share capital and premium in the amount of $491 thousand. The Company has revised Note 4 on page 221 of the Amended Filing to include a disclosure in the notes of the unaudited pro forma condensed financial information regarding the cancellation of the AutoMax warrants, options and convertible rights.

30.	Please tell us how you determined the amounts included in the “AutoMax Motors Ltd.” column on page 203 and reconcile them to the amounts in Automax Motors Ltd. consolidated statement of financial position as of December 31, 2023, disclosed on page F-60.

Response: The Company has reviewed the Unaudited Pro Forma Condensed Combined Statement of Financial Position in response to the Staff’s comment and respectfully notes that the amounts included in the “AutoMax Motors Ltd.” column were derived from AutoMax’s historical financial statements. The Company respectfully notes that the amounts in the historical financial statements of AutoMax are presented in NIS and in the Unaudited Pro Forma Condensed Combined Statement of Financial Position, the amounts are presented in USD, translated using a rate of NIS 3.759 to USD 1.00, the last exchange rate published by the Bank of Israel on June 30, 2024, the day of the reporting period, as determined according to accepted accounting practices. The Company has revised page 241 of the Amended filing to include a disclosure to this extent. As a result, the Company respectfully submits that there is no revision required in the Unaudited Pro Forma Condensed Combined Statement of Financial Position in order to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 204

31.	Please tell us your consideration of presenting the tax effects of your transaction accounting adjustments in a separate pro forma adjustment. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Note 2 on page 219 of the Amended Filing to include a disclosure that there is no tax effect impact in the transaction accounting adjustments.

32.	Please tell us and disclose your calculation of the pro forma basic and diluted loss per ordinary share attributable to equity holders of SciSparc.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 217of the Amended Filing to include the calculation of the pro forma basic and diluted loss per ordinary share attributable to the equity holders.

33.	Please tell us how you determined the amounts included in the “AutoMax Motors Ltd.” column on page 204 and reconcile them to the amounts in Automax Motors Ltd. consolidated statements of profit and loss for the year ended December 31, 2023, disclosed on page F-62.

Response: Response: The Company has reviewed the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss in response to the Staff’s comment and respectfully notes that the amounts included in the “AutoMax Motors Ltd.” column were derived from AutoMax’s historical financial statements. The Company respectfully notes that the amounts in the historical financial statements of AutoMax are presented in NIS and in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, the amounts are presented in USD, translated using a rate of NIS 3.694 to USD 1.00, the average exchange rate during the reporting period as published by the Bank of Israel, as determined according to accepted accounting practices. The Company has revised page 241 of the Amended filing to include a disclosure to this extent. As a result, the Company respectfully submits that there is no revision required in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss in order to address the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 3 - Estimated purchase price consideration, page 206

34.	Please disclose the allocation of your estimated purchase price to assets acquired and liabilities assumed in the merger.

Response: The Company respectfully acknowledges the Staff’s comment and notes that based on purchase price allocation study performed by a valuation firm, the book net assets are aligned with the fair value and there are no additional assets or liabilities associated with the transaction.

35.	Please tell us how you determined the number of “total Company’s ordinary share issued,” and whether your calculation is consistent with the exchange ratio formula disclosed on page 6.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the exchange ratio used to calculate the “total Company ordinary shares issued” in Note 3 – Estimated purchase price consideration, was originally rounded up to three decimal points, due to a clerical error. The Company has revised page 220 of the Amended Filing to reflect the exact exchange ratio of 0.4749, with no round up and in turn has updated the “total Company’s ordinary share issued” column in Note 3.

Note 4 - Pro Forma Adjustments, page 207

36.	Each pro forma adjustment should be referenced to a footnote that clearly explains its determination and material assumptions. Please provide a more robust description of how each adjustment is calculated. Refer to Rule 11-02(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 218- 221 of the Amended Filing to adjust the language related to the pro forma adjustment and expand the footnote disclosure related to each adjustment include the calculation of the pro forma.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP